Exhibit 99.1

TAOMEE HOLDINGS LIMITED

ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SHANGHAI, March 25, 2016 — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on April 15, 2016 at 10:00 a.m. (Beijing Time) at the offices of 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai, China, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of December 11, 2015, by and among the Company, Orient TM Parent Limited (“Parent”) and Orient TM Merger Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (as defined below) (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger.

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent in accordance with Cayman Islands Companies Law. If completed, the Merger will result in the Company becoming a privately-held company. The American depositary shares of the Company (each representing twenty ordinary shares) (“ADSs”) will no longer be listed on the New York Stock Exchange and the American depositary shares program for the ADSs will terminate. In addition, the ADSs and the ordinary shares of the Company represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with Parent or Merger Sub or any member of the buyer group or the management of the Company, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and recommended that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the Cayman Islands on April 7, 2016 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary, to vote the shares represented by the ADSs at the EGM is the close of business in New York City on March 28, 2016.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to the Company’s Investor Relations Department, at +86-21- 61280056 Ext 8651 or via email at ir@taomee.com. INVESTORS, SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leading player in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games, and mobile applications, as well as through traditional media, including animated box office films, TV series, books, and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in mainland China, Hong Kong, and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Statements Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Angela Wang

Taomee Holdings Limited

+86-21-61280056 Ext 8651

ir@taomee.com